Exhibit 99.1

Nature Wood Group Limited Announces Partial Exercise of the Underwriter’s Over-Allotment Option

MACAU, Oct. 16, 2023 (GLOBE NEWSWIRE) -- Nature Wood Group Limited (the “Company” or “Nature Wood”) (Nasdaq: NWGL), a global leading vertically-integrated forestry company that focuses on FSC business operations, today announced that Prime Number Capital LLC, as underwriter of the Company’s initial public offering (“IPO”), has partially exercised the over-allotment option to purchase an additional 85,868 ADSs at the IPO price of US$9 per ADS. As a result, the Company has raised gross proceeds of $772,812, in addition to the previously announced IPO gross proceeds of approximately $6,750,000, before underwriting discounts and offering expenses.

Prime Number Capital LLC acted as underwriter of the IPO. Loeb & Loeb LLP acted as counsel to the Company, and Hunter Taubman Fischer & Li LLC acted as counsel to the underwriter.

A registration statement on Form F-1 (File No. 333-271425) related to the IPO has been filed with, and declared effective on September 11, 2023, U.S. Eastern time by, the U.S. Securities and Exchange Commission (the “SEC”). This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The IPO is being made only by means of a prospectus forming a part of the effective registration statement. Copies of the prospectus related to the IPO may be obtained by contacting: Prime Number Capital LLC, 1345 Avenue of the Americas, New York, 10105, or by email at info@pncps.com. In addition, a copy of the prospectus relating to the IPO may be obtained via the SEC’s website at www.sec.gov.

About Nature Wood Group Limited

Nature Wood Group Limited is a global leading vertically-integrated forestry company that focuses on FSC business operations, timber and wood products industry. The Company’s operations cover both up-stream forest management and harvesting, and down-stream wood-processing and distribution. Nature Wood offers a broad line of products, including logs, decking, flooring, sawn timber, recycled charcoal, synthesized charcoal, machine-made charcoal and essential oils, primarily through its sales network in Europe, South Asia, South America, North America and China. For more information, please visit: www.nature-wood.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Janice Wang, Managing Partner

WFS Investor Relations Inc.

Phone: +86 13811768599 +1 628 283 9214

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